UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment #2

X   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE

      SECURITIES EXCHANGE ACT OF 1934

OR

__ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

     SECURITIES EXCHANGE  ACT OF 1934 For the fiscal year ended _______

OR

__TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

    SECURITIES  EXCHANGE ACT OF 1934

       For the transition period from __________ to _______________

Commission file number: 0-49947

Toby Ventures Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

430 – 580 Hornby Street, Vancouver, B.C. V6C 3B6 Canada

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

        Title of each class                    Name of each exchange on which registered

                N/A                                                            N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

5,326,665

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   X Yes  __  No

Indicate by check mark which financial statement item the registrant has elected to follow.  X Item 17    __ Item 18

Index to Exhibits on Page 55

Toby Ventures Inc.

Form 20-F  Registration Statement

Amendment #1

Table of Contents

Part I

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	54
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	54
Item 15.	Reserved
Item 16.	Reserved

Part III

Item 17.	Financial Statements	55
Item 18.	Financial Statements	55
Item 19.	Exhibits	55

METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Meters	Feet (ft.)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

GLOSSARY OF TERMS

S.E.C Industry Guide	National Instrument 43-101

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The United States Securities and Exchange Commission requires a final or full Feasibility Study to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

Mineral Reserve: The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Reserves: Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and measurement are spaced so closely and the geologic character is so well defined that size, share, depth, and mineral content of reserves are well established.

Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Reserves: For which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Probable Mineral Reserve: The economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Andesite: A dark-colored, fine-grained extrusive rock.

Anomalous  A sample or location that either (i) the concentration of an element(s) or (ii) geophysical measurement is significantly different from the average background values in an area

Anomaly: The geographical area corresponding to anomalous geochemical or geophysical values

Argillite: A rock derived either from siltstone, claystone or shale, that has undergone a somewhat higher degree of induration than is present in those rocks

Auriferous: A substance that contains gold.

Basalt: A general term for dark-colored mafic igneous rocks, commonly extrusive but locally intrusive.

Batholith: A large, generally discordant plutonic mass that has more than 40 sq mi  of surface exposure and no known floor.

Breccia: A rock type with angular fragments of one composition surrounded by rock of another composition or texture.

Calc-alkaline: Igneous rock containing plagioclase feldspar.

Carbonate: A sediment formed by the organic or inorganic precipitation from aqueous solution of carbonates of calcium, magnesium, or iron; e.g., limestone and dolomite.

Chargeability: A measure of electrical capacitance of a rock that may indicate the pressure of disseminated sulfide minerals but not all chargeability features are caused by such sulfides.

Chlorite: A mineral group associated with and resembling micas. They may also be considered as clay minerals when very fine grained. Chlorites are widely distributed, esp. in low-grade metamorphic rocks, or as alteration products of ferromagnesian minerals.

Comagmatic: Igneous rocks that have a common set of chemical and mineralogic features.

Diorite: A group of plutonic rocks intermediate in composition between acidic and basic

Epidote: A basic silicate of aluminum, calcium, and iron.

Fault: A fracture in a rock across which there has been displacement

Gabbro:  A group of dark-colored, coarse grained basic intrusive igneous rocks.

Galena: A common sulphide mineral of lead.

Geochemical Anomaly: A concentration of one or more elements in rock or soil that is markedly higher or lower than background.

Geophysical Survey: The exploration of an area in which geophysical properties and relationships unique to the area are mapped by one or more geophysical methods.

Hematite: An iron oxide that occurs as a primary mineral in veins and replacement deposits associated with igneous intrusions, or of secondary origin, having formed by oxidation and decomposition of iron silicates and carbonates.

Induced Polarization: A form of geophysical testing where an electric or magnetic field is applied to the area of exploration and changes in the voltage are mapped for possible indications of different types of rock or minerals.

Intrusive: A rock mass formed below earth’s surface from molten magma which was intruded into a pre-existing rock mass and cooled to a solid

Intercalatal: Layered material that exists or is introduced between layers of a different material.

IP: Induced Polarization.

Lenticular: Resembling in shape the cross section of a lens. The term may be applied to a body of rock, a sedimentary structure, or a mineral habit.

Lineament: A significant line of landscape that reveals the hidden architecture of the rock basement.

Lithic:  Medium-grained sedimentary rock containing abundant fragments of previously formed rocks

Monolith: A piece of unfractured bedrock.

Monzonite: A granular plutonic rock.

Net Smelter Royalty (NSR):  A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

Outcrop: An exposure of rock at the earth’s surface

Overburden: Any material covering or obscuring rocks from view

Pluton: A body of medium- to coarse-grained igneous rock that formed beneath the surface by crystallization of magma.

Porphyry: Any igneous rock in which relatively large crystals, are set in a fine-grained groundmass.

Propylitization: The result of low-pressure-temperature alteration around many orebodies.

Pyrite: An iron sulfide mineral.

Pyroxene: A group of chiefly magnesium-iron minerals.

Stockwork: A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined

Syenite: A group of plutonic rocks containing alkali feldspar, a small amount of plagioclase, one or more mafic minerals, and quartz,

Syenogabbro: A plutonic rock differing in composition from gabbro by the presence of alkali feldspar.

Tuff:  A rock formed of compacted volcanic fragments, generally smaller than 4mm in diameter

Part I

Item 1.  Identity of Officers and Directors

Table No. 1

Company Directors and Officers

Name

                   Position

                Business Address_____

Christopher Dyakowski	President and Director	430 – 580 Hornby Street Vancouver, B.C. V6C 3B6
William Schmidt	Director	430 – 580 Hornby Street Vancouver, B.C. V6C 3B6
Ronald Husband	Director	430 – 580 Hornby Street Vancouver, B.C. V6C 3B6
Sandra Morton	Chief Financial Officer, Corporate Secretary	430 – 580 Hornby Street Vancouver, B.C. V6C 3B6

The Company’s auditor for Fiscal Year 2002 ended December 31, 2002 is Amisano Hanson, Chartered Accountants, 750 West Pender Street, Suit 604, Vancouver, British Columbia, Canada. The Company’s auditor for the prior year was  J.A. Minni & Associates Inc., Certified General Accountants, whose offices are located at Suite 1104 – 750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T8. There were no disagreements between the Company and the previous auditor.

The Company’s legal advisor is Hemsworth & Schmidt, 430 – 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6. William Schmidt, a Director of the Company, is a partner of Hemsworth & Schmidt.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2002, 2001 and 2000 was derived from the financial statements of the Company. The financial statements for Fiscal 2002 were audited by Amisano Hanson, Chartered Accountants as indicated in its report which is included elsewhere in this Registration Statement. The financial statements for Fiscal 2001 and Fiscal 2000 were audited by J.A. Minni & Associates Inc., Certified General Accountant.

The information in Table No. 2 was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Reference is made to Note 9 of the financial statements of the Company included herein for a discussion of the differences, in the case of the Company, between Canadian GAAP and US GAAP, and their effect on the Company’s financial statements.

To date, the Company has not generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments.  The Company has financed its operations principally through the sale of its equity securities.  While the Company believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Company to obtain additional financing.  Refer to Item 5 “Operating and Financial Review and Prospects”.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

                        Table No. 2

                           Selected Financial Data

                          (US$ in 000, except per share data)

	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00

Revenue	$0.16	$0.25	$0.08
Net Income(Loss)Cdn. GAAP(1)	($90)	($67)	($28)
Earnings(Loss) Per Share Cdn GAAP	($0.02)	($0.01)	($0.00)

Net Income(Loss)US GAAP	($242)	($92)	($149)
Earnings (Loss) Per Share US GAAP(2)	($0.06)	($0.05)	($0.67)

Dividends Per Share Cdn GAAP	0	0	0
Dividends Per Share US GAAP	0	0	0
Wtd.Avg.No.Shares US GAAP	3,871	1,853	221
Wtd.Avg.No.Shares Cdn GAAP	5,326	3,541	472

Working Capital	$133	$372	$72
Mineral Properties Cdn GAAP	$20	$20	$20
Mineral Properties US GAAP	$0	$0	$0
Long Term Debt Cdn GAAP	$0	$0	$0

Shareholder’s Equity (Cdn GAAP)	$433	$524	$199
Shareholders’ Equity US GAAP	$136	$379	$78
Total Assets (Cdn GAAP)	$444	$531	$222
Total Assets (US GAAP)	$146	$386	$103

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.  References in this document to “$” and “C$” refer to Canadian dollars, unless otherwise specified; references to “US$” refer to United States dollars.

The value of the U.S. Dollar in relation to the Canadian Dollar was $1.43 as of April 30, 2003.

The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the US Dollar (US$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended March 31, 2003; the average rates for the periods; and the range of high and low rates for the periods. For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close

Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Year Ended 12/31/00	$1.48	$1.56	$1.44	$1.50
Year Ended 12/31/99	$1.48	$1.53	$1.44	$1.44
Year Ended 12/31/98	$1.40	$1.46	$1.34	$1.42

Three Months Ended 3/31/03	$1.50	$1.58	$1.47	$1.47
Three Months Ended 12/31/02	$1.57	$1.59	$1.55	$1.58
Three Months Ended 9/30/02	$1.58	$1.60	$1.51	$1.59

Three Months Ended 6/30/02	$1.54	$1.60	$1.51	$1.52
Three Months Ended 3/31/02	$1.60	$1.61	$1.58	$1.60
Three Months Ended 12/31/01	$1.58	$1.60	$1.56	$1.59
Three Months Ended 9/30/01	$1.55	$1.58	$1.51	$1.58
Three Months Ended 6/30/01	$1.54	$1.58	$1.51	$1.52

April 2003	$1.46	$1.48	$1.43	$1.43
March 2003	$1.48	$1.49	$1.47	$1.47
February 2003	$1.51	$1.53	$1.49	$1.49
January 2003	$1.54	$1.58	$1.52	$1.53
December 2002	$1.56	$1.58	$1.55	$1.58
November 2002	$1.57	$1.59	$1.55	$1.57

Forward-looking Statements

This Registration Statement contains forward-looking statements.  Words such as "anticipate",  "believe",  "expect",  "future", "may", "will", "should", "plan", "will likely result",  "intend",  "are expected to",  "will continue",  " is anticipated",  "estimate",  "project or projected", and similar expressions identify forward-looking statements.  Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements. These statements are based on the Company's beliefs and the assurances made using information currently available to the Company. Because these statements reflect its current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual results could differ materially from the results discussed in the forward- looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the risk factors. The Company has addressed all material risks, but a reader should not place undue reliance on these forward-looking statements. A reader should also remember that these statements are made only as of the date of this Registration Statement and future events may cause them to be less likely to prove to be true.

The risks identified here are not inclusive. Furthermore, reference is also made to other sections of this Registration Statement that include additional factors that could adversely impact the Company's business and financial performance. Also, the Company operates in a very competitive and rapidly changing environment.  New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, not can it access the impact of all such risk factors on the Company's business or the extent to which any factor or combination of factors may cause actual results to differ significantly   from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

.

Statement of Capitalization and Indebtedness

Table No. 4

Capitalization and Indebtedness

April 30, 2003

Shareholder’s Equity
Common Shares, no par value
20,000,000 common shares authorized;
5,326,665 shares issued and outstanding	$620,593

Retained Earnings (deficit)	($186,716)

Net Stockholders’ Equity	$433,877

TOTAL CAPITALIZATION	$444,484

Stock Options Outstanding:	399,000
Share Purchase Warrants Outstanding	$nil
Long Term Debt:	$nil
Guaranteed Debt:	$nil
Unguaranted Debt:	$nil
Secured Debt:	$nil
Unsecured Debt:	$nil

Risk Factors

Risks Associated with Mining

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

The Company’s Properties Are All At the Exploration Stage and Have No Proven Reserves:

The properties in which the Company has an ownership interest or the concessions in which the Company has the right to earn an ownership interest are in the exploratory stage only and are without a known body of ore. If the Company does not discover a body of ore in the properties in which the Company has an interest, management intends to search for other properties or concessions where they can continue similar work. There is no guarantee, however, that the Company will ever discover an ore body.

The Company’s Mineral Exploration Efforts May Be Unsuccessful:

There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production.

The Company has No Guarantee of Clear Title to its Mineral Properties:

The Company’s mining claims have not been surveyed and accordingly the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of lands comprising the claims may be in doubt. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects. The title reports prepared on the Company’s properties are not guarantees of title.

The Company has a Lack of Cash Flow to Support its Operations and Will Require Additional Financing:

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

There is an Uncertainty of Obtaining Additional Funding to Meet the Company’s Expected Future Requirements; Any Additional Funding Would Lead to The Possible Dilution to Present and Prospective Shareholders:

The Company will require additional funds to complete future exploration if the Company’s current exploration programs are successful. Failure to obtain additional financing in a timely basis could cause the Company to forfeit its interest in its properties, and/or reduce or terminate its operations. There is no guarantee the Company will be successful in closing additional financings. In addition, future financings which the Company obtains may be on terms less favorable to the Company than those obtained previously. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

Future Mineral Prices May Not Support Corporate Profit:

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, future market pricing and demand will result in a profitable enterprise. The price of minerals is volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to new discoveries or improved mining techniques.

The Company Operates in a Highly Competitive Industry:

The Company competes with other developmental resource companies which have similar operations, and many competitors have operations and financial resources and industry experience greater than those of the Company. We may encounter increasing competition from other mining companies in our efforts to acquire mineral properties and hire experienced resource industry professionals.  Increased competition in our business could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The Company’s Mineral Exploration Operations are Subject to Environmental Regulations:

The current and anticipated future operations of the Company require permits from various federal, provincial and local governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry.  The Company’s exploration activities in Canada are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. In connection with its operations and properties, the Company is subject to extensive and changing environmental legislation, regulation and actions.  The Company cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation generally is toward stricter standards and this trend is likely to continue in the future. The recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands.  These regulations may require obtaining permits or other authorizations for certain activities.  These laws and regulations may also limit or prohibit activities on certain lands lying within wetland areas, area providing for habitat for certain species or other protected areas.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business, or may cause material changes or delays in the Company’s intended activities.

There can be no assurance, however, that all permits which the Company may require for future exploration will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any project which the Company might undertake. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

Risks Associated with Penny Stock Classification:

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

The Company Has a History of Net Losses and the Company’s Auditor has Issued a “Going Concern” Opinion:

The Company has had net losses since May 15, 2000 (Date of incorporation).

In Fiscal 2002, ended December 31, the Company had a net loss of ($90,595) and the cumulative net loss from date of incorporation to December 31, 2002 has been ($186,716). As the Company is currently at the exploration stage and has no reserves of precious metals, management expects the Company to continue to suffer net losses for the foreseeable future.

Because of the history of Net Losses and need for future financing, the Company’s auditor has issued a “Going Concern” opinion which is contained in the Company’s financial statements for the year ended December 31, 2002.

The Company Has a Dependence on Certain Key Personnel:

The Company strongly depends on the business and technical expertise of its management and key personnel, particularly that of its President, Christopher Dyakowski.  There is little possibility that this dependence will decrease in the near term. The Company maintains a management agreement with Mr. Dyakowski which may be terminated by either party upon less than one months’ notice. The Company carries no “Key Man” life insurance.  As the Company’s operations expand, additional general management resources will be required.

All of the Company’s Officers and Directors Serve as Officers and Directors of Other Companies:

All of the directors and officers of the Corporation are also directors, officers or shareholders of other companies including those that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interest, which they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matters. In determining whether or not the Corporation will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.

The Company Has a Limited Trading History and Trading Volumes Have Been Low

The Company completed its Initial Public Offering and commenced trading of its common stock on November 15, 2001. Since the beginning of trading, trading volume has averaged approximately 3000 shares daily. The limited trading volume could make it difficult for a potential buyer or seller to complete a transaction in the security.

Difficulty for U.S. Investors to Effect Service of Process Against the Company:

The Company is incorporated under the laws of the Province of British Columbia, Canada.  All of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended.  A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

Toby Ventures Inc.. (hereinafter also referred to as the "Registrant", “Toby” or the "Company") is a Canadian mineral resources exploration company.  The Company currently has interests in 2 mineral exploration properties in Canada. These properties are a 100% interest in the Sadim Property, subject to a 3% NSR, in British Columbia and 3 diamond exploration claims in Quebec.

Presently, the Company is at the exploration stage and there is no assurance that a commercially viable ore deposit (a reserve) exists in any of its properties until further exploration work is done and a comprehensive economic evaluation which determines economic and legal feasibility based upon that work is concluded.

The Company’s head office is located at 430 – 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6. The telephone number is (604) 687-4456. The Company’s contact person is Christopher Dyakowski, President.

The Company has 20,000,000 shares of no par common stock authorized. As of 12/31/02, the end of the Company’s most recent fiscal year, there were 5,326,665 shares of common stock outstanding. As of April 30, 2003, the date of this Registration Statement, there were 5,326,665 shares of common stock outstanding.

The Company's common stock trades on the TSX Venture Exchange under the symbol “TBY".

Corporate Background

Incorporation Data

The Company was incorporated under the laws of British Columbia, Canada on May 15, 2000. The Company conducted its Initial Public Offering in Canada only and shares of the Company began trading on the Canadian Venture Exchange (now the TSX Venture Exchange) on November 15, 2001.

Historical Corporate Development

Since incorporation, the Company has been involved in the exploration of natural resource properties.

The Corporation was incorporated under the laws of the Province of British Columbia on May 15, 2000 pursuant to the Company Act of British Columbia.

The Corporation commenced active exploration and acquisition of mineral resource properties in 2000. The Corporation’s main objective is to acquire mineral properties, finance their exploration and development either through its own efforts or through joint-ventures with other mining companies.

On August 22, 2000, the Company acquired from Harlow Ventures the Sadim Property of 4 mineral claims located in the Similkameen Mining Division in British Columbia. The Company began exploration at Sadim in November 2001 and commenced a drill program on the property in June 2002.

In January and February 2002, the Company applied for 3 mineral exploration claims totaling 5730 hectares located in Northern Quebec. These properties are located in an area that is currently being explored for diamonds by many different companies. No exploration on these properties has been conducted by the Company to date.

On November 15, 2001, the Company completed its Initial Public Offering on the TSX Venture Exchange by selling 2,000,000 common shares at $0.25 per share.

DESCRIPTION OF PROPERTY

Corporate Offices

The Company's executive offices are located in rented premises of approximately 500 square feet at Suite 430 - 580 Hornby Street, Vancouver, British Columbia V6C 3B6.  The Company considers these premises suitable for current needs.

The Company currently has a 100% interest in the Sadim Property in British Columbia and has applied for 3 claim blocks prospective for diamond exploration in Quebec. Management is currently investigating the acquisition of additional mineral properties.

The following is a description of the Company’s mineral properties and its interest in such properties. All of the Company’s properties are currently at the exploration stage and there is no assurance that a commercially viable ore deposit exists in any of its properties until further exploration work is done and a comprehensive economic evaluation which determines economic and legal feasibility based upon that work is concluded.

Sadim Property

The Sadim Property is a 1600 hectare property in 4 claim blocks located in south-central British Columbia, Canada. The Property does not represent a producing property and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

The Company has had no revenue from mining operations on the Sadim Property to date. The Company owns a 100% interest in the project, subject to a 3% Net Smelter Return royalty (“NSR”) payable to Vanco Exploration Ltd.

Property Description and How acquired

The Sadim Property consists of 4 contiguous claim blocks of 1,600 hectares. The Company acquired the 4 mineral claims which make up the Sadim Property through an agreement with Harlow Ventures Inc. On August 22 2000, the Company paid Harlow $17,000 in exchange for a 100% interest in the Sadim 1,2,3 and 4 claims, subject to a 3% NSR due to Vanco Exploration Ltd. The acquisition was made at “arms-length” to the Company. Due to its irregular shape, the Company subsequently dropped the Sadim 2 mineral claim and restaked it as the “Rum” claim.

The 4 claims which make up the Sadim Property are as follows:

Claim Name	Expiry Date	Size	Area
Sadim 1	October 10, 2012	20 Units	500 hectares
Sadim 3	October 10, 2012	20 Units	500 hectares
Sadim 4	October 10, 2012	12 Units	300 hectares
Rum	October 10, 2012	12 Units	300 hectares
		Total	1,600 hectares

A total of $200 worth of work per claim unit must be conducted on the property to extend the expiry dates of a claim for one year. Up to ten years worth of assessment work can be filed on each claim at one time. The Company’s 2002 exploration program provided sufficient credits to extend the expiry date of each claim to 2012.

Location and Access

The Sadim and Rum claims form a contiguous claim block and are located 30 kilometers north of the town of Princeton and 45 kilometers south of the town of Merritt, within the Similkameen Mining Division, B.C. The center of the Sadim property is at 49 43'N, 120 32' 30"W.

The property lies 4 kilometers east of Highway 5A, a modern paved highway. Vehicle access is by the Dillard-Ketchan Creek main logging roads which branch east from the highway about 12 kilometers south of the village of Aspen Grove and traverse the Sadim 1 and 3 claims. Within the property boundaries, several logging and microwave station roads as well as roads built by previous mineral claim holders provide access to all parts of the property.

The towns of Merritt and Princeton both provide basic supplies, accommodations and communication services. The general area hosts several operating mines, and has a stable labor force and available exploration contractors and support services. Local high voltage power lines cross the center of the Sadim 1 and 3 claims, and water required for drilling is available on the property.

The property occupies the summit area and the western flank of a broad, north-trending ridge separating the deep fault valleys of Summers Creek to the east and Allison Creek to the west. Elevations on the property range from 1,615 meters at the summit of Microwave Hill to 920 meters approximately 200 meters east of Allison Lake. The topography is typical of this part of the Thompson Plateau, and is heavily forested with relatively gentle upland slopes that are cut by deep, steep-sided, north trending valleys. Bedrock exposure varies and is largely a function of glacial action. Outcrop is abundant on ridges and along the upper slopes of steep valleys but lower slopes and valley bottoms bear a thick mantle of glacial overburden.

The climate of the area is arid, and snow cover remains at this elevation between late October and April. Vegetation is dense on shaded and northerly slopes, but is more open on south facing hillsides. Mixed conifers, alder and poplar are the predominate tree types. About half the area has been selectively and/or clear-cut logged.

Regional and Property Geology

The property is underlain by the Upper Triassic Nicola Group which extends from the 49th parallel north to Kamloops Lake, and continue beneath Tertiary cover to emerge as the Quesnel Belt.

The volcanics of the Quesnel and Nicola Belts form a mixed alkaline and calc-alkaline sequence of basalts and derived breccias, tuffs, and minor sediments. The volcanic rocks are intruded by comagmatic alkaline plutons, ranging in composition from syenogabbro to alkali syenite. The intrusions appear to be structure related and occur in belts along major lineaments and faults. They vary in size from large to small stocks or batholiths, and have been emplaced into the volcanic centers which produced the abundance of volcanic material.

Within the area of the property, three assemblages have been identified. The first is a Western Belt of easterly dipping calc-alkaline flows, pyroclastics and sediments; The second is a Central Belt of alkaline and calc-alkaline volcanics and intrusions, and minor sediments; and this third is an Eastern Belt of westerly dipping volcanic sediments, tuffs and alkaline flows associated with small monzonite porphyry stocks. The belts are separated by major north-striking faults. It is believed that the Central Belt of dominantly volcanic rocks originates from eruptive centers along the major fault system, and points out the greater concentrations of mineral deposits along this belt.

The Sadim property lies immediately west of the Summers Creek fault, which marks the eastern boundary of the Central Belt. The property is underlain by northerly striking intermediate to basic flows, green monolithic and polylithic volcanic breccias, tuffs, and less abundant argillites and limestones. These rocks have been intruded by irregular bodies of gabbroic to dioritic composition. Volcanics and sediments marginal to the intrusions have been variably propylitized (epidote-pyrite-chlorite-carbonate) and locally host erratically distributed copper-pyrite zones.

Green to grey-green, fine to medium grained pyroxene andesites, intercalated with tuffs, breccias and sediments, underlie the south and central parts of the Sadim 4 claim. Locally, adjacent to the dioritic intrusions, the andesites are variably altered, with development of chlorite, carbonate, and epidote. The marginal, fine-grained altered phases of the diorites are difficult to distinguish in the field.

The breccias in the Sadim area are predominantly green in color. Andesite fragments of variable size occur in a tuffaceous nature. Breccias containing limestone fragments are developed locally adjacent to limestone units; presumably these breccias overlie the limestones and are in part derived from them.

Intimately associated with the breccias and flow rocks are tuffs of green-grey hue and an andesitic appearance. The tuffs which weather a tan color are less abundant than the breccias and andesites and their occurrence appears to be lenticular, but this may be a function of structural disruption by cross faulting, more than depositional discontinuity as they re-occur along several kilometers of strike length. Possibly significant varieties of the tuffaceous unit were noted in the south central part of the Rum and Sadim 4 claims; here a fairly distinctive purplish grey tuff containing small andesitic fragments is intercalated with rusty-buff weathering, fine to medium grained rock containing orange hematite along numerous fracture planes. This latter unit is highly fractured and contains narrow (2 - 30 cm) sulphide bearing quartz veins, which trend generally east-west and dip at varying degrees to the south. The fractures/quartz veins appear to have developed as a result of late stage east-west cross faulting. The quartz veins tend to be craggy along their margins and centers, and contain patchy and weakly disseminated pyrite, chalcopyrite, and rare galena. The wall rocks are finely pyritised. The host tuffs are not well exposed, occurring as small outcrops and distinctive float over a total distance on the claims of nearly 1,000 m, but more continuously over 300 m apparent strike length. Sampling of the tuff and quartz veins revealed anomalous gold content. The tuffs are the most important rock units locally as they host the gold veins of interest.

Dominantly pale grey, fine grained limestones occur as apparently lenticular bodies within the tuffaceous/breccia sequence which hosts the mineralization of interest. Several narrow beds have been identified in the south and central part of the claim group, i.e. immediately east of, and faulted partly within, #2 trench. Limestone is the dominant unit within more hilly terrain to the north and east of the tuff sequence. Its extent has not been determined, nor has its contact relationship with the tuff sequence. It hosts no currently known mineralization of interest within the claim group.

Dark grey, fine-grained and finely bedded argillites also occur within the pyroclastic rock. Bedded argillites were noted in trenches 94 - 8 and 9 in the southeastern part of the claim group. Grey, pale grey, fine to medium grained crystalline pyroxene microdiorite underlies the Rum claim and the eastern part of the Sadim claims.

The Sadim property is host to two styles of mineral occurrences. The Rum claim contains an isolated outcrop of fracture-controlled copper porphyry-style mineralization within an area generally covered by overburden. A high concentration of disseminated metallic (sulphide) minerals commonly found in porphyry environments would display a high chargeability response from an Induced Polarization geophysical survey.

The other style of mineral occurrence found within the Sadim property is structurally controlled auriferous quartz veins. Previous surface exploration efforts have been hampered by a thick cover of glacial till which obscure geochemical surveys as well as traditional prospecting.

History and Previous Work

The earliest known recorded work in the Sadim claim area occurred in the early 1960’s when the area was part of the porphyry copper exploration trend in British Columbia that lasted until the early 1980’s. Most of the previous work recorded on the property was conducted on the portion covered by the Rum claim as that section contains known porphyry style mineralization which was the focus of most of the previous operators.

In 1962, the 40 claim KR group was staked as a copper prospect by Plateau Metals Ltd. The claims covered the present Rum claim as well as the northern section of the Sadim 4 claim. Plateau’s exploration included a magnetometer survey, bulldozer trenching and an unidentified amount of diamond drilling. In 1966, Adera Mining Ltd. optioned the KR claims and carried out soil sampling and magnetometer surveys followed by diamond drilling before allowing the claims to lapse.

In 1971, Amax Explorations staked the Rum claims, which included the portion of the property now covered by Toby’s Rum and Sadim 4 claims. Amax’s exploration work included geological mapping, soil sampling and magnetometer and IP surveys. In 1972, Kalco Valley Mines optioned the Rum claims and after a brief program of mapping and trench sampling, relinquished the property.

In 1973, Bronson Mines Ltd. staked the Cindy claims which included the present Sadim 1 claim. Between 1973 and 1974, Bronson conducted mapping and prospecting programs. In 1974, Ruskin Developments acquired the Rum claims and completed geological mapping and soil sample surveys before allowing the claims to lapse.

In 1979, Cominco Ltd. staked 55 claims coincident with the main area of interest covered by the original Rum claims staked by Amax. Cominco refurbished and renumbered the old Amax grid and used it for control of geological, soil and rock geochemical and magnetometer surveys between 1979 and 1981 before allowing the claims to lapse.

Peter Peto staked the Coke 1 to 8, now covered by the Rum claim, in 1984. A program of soil sampling and VLF-EM16 was conducted on the property before he allowed the claims to lapse in 1988.

The Sadim claims were staked in October 1984 by I.M. Watson and, following the discovery of gold-silver bearing quartz veins, were optioned to Laramide Resources in November 1985. Ownership was subsequently transferred to Vanco Explorations Ltd, a subsidiary of Laramide Resources. Between 1985 and 1987 the claims were explored by geological mapping, geochemical soil/rock sampling, excavator trenching, VLF- EM and magnetometer surveys, and by 15 diamond drill holes totaling 1,235 meters. Further trenching and sampling was carried out in 1991.

In 1994, Harlow Ventures conducted geochemical, geophysical, geological and trenching programs. Trenching was focused on the auriferous quartz veins of the Sadim 4 claim. Previous trench #19 was extended, resampled and renamed as 94-2. Additional rock samples were collected from old trenches. The geophysical program consisted of a magnetometer and VLF EM survey on portions of the current Rum claim. In 1995, Harlow Ventures Inc carried out an exploratory diamond drill program on the central, gold-bearing portion of the Sadim claims. The 12 hole, 2393 foot program intersected narrow sections of high gold values within structurally controlled quartz veins.

After acquiring the property from Harlow Ventures in 2000, Toby commissioned SJ Geophysics to complete an Induced Polarization survey in October, 2000. 27 line kilometers of IP/Resistivity measurements were gathered across 22 east-west lines. Lines were spaced approximately 100 meters apart and averaged 1200 meters in length. A total of 5 significant chargeability/resistivity anomalies were discovered during the geophysical survey. The most dominant feature, C-1, is a narrow, north-south trending band of very high chargeability and low resistivity material. This zone is likely related to a major fault system and separates high resistivity/low chargeability material to the east from more modest chargeability and resistivity material to the west. Five chargeability anomalies (C2-C6) are noted to the west of C-1. Although they approach the surface in some locations, these anomalies are typically buried 50 to 150 meters from the surface.

These anomalies exhibit characteristics similar to those that could be expected from a porphyry system.

Toby completed 338 meters of new trenching on the Sadim 4 claim. The objective of the new trenching was to examine the possibility of additional east-west trending quartz veins within the overburden covered area north and south of historical trench 94-2. A total of 11 rock samples were collected from the area of trenching on the Sadim 4 claim. Sample material consisted of represented grab, selected grab or chip samples from quartz veins and finely veined stockwork outcrop exposed within the machine dug trenches. Quartz veins were sampled across the width of the vein while representative samples from evenly spaced sites were collected in areas of stockworking. Geochemical analysis was conducted by Acme Laboratories of Vancouver, B.C.

A total of 338 meters of mechanical trenching was completed on the western boundary of the Sadim 4 claim. Eleven samples were collected of the most significant occurrences of quartz veining, stockworking and fault shearing. Along the western boundary of the Sadim 4 claim a narrow sulphide-gold quartz vein was discovered in Trench 20-1 and expanded somewhat in Trench 20-3 which attempted to follow the vein along strike.

This surface discovery and its correlation with previous drilling in the area indicate an additional definable gold-rich quartz vein similar to that exposed in old trench 94-2, which is located approximately 32 meters to the north. This data together with previous drilling results in the area indicate two narrow auriferous sulphide quartz veins dipping to the southwest. Other areas of weak quartz stockworking found within trenches were sampled but found to contain only weakly geochemically anomalous gold values. Therefore, it appears that significant mineralization is restricted to the larger, sulphide-bearing, quartz veins rather than zones of quartz veinlet stockworking.

Additional structural and airphoto interpretation is required in this area to determine if there is a “structural trap” to focus and concentrate the quartz veining and hence gold mineralization.

The second area of the 2000 work program focused on a copper porphyry target within the Rum claim. Preliminary exploration by previous workers discovered an isolated outcrop exposure of highly fractured volcanics hosting disseminated copper mineralization in an area largely covered by overburden. This work program involved line-cutting an area of 2400m north-south by 1300 m east-west and the completion of 27 line-kms of Induced Polarization geophysics carried out by SJV Geophysics Ltd. The survey defined a large 2000 m long IP chargeability anomaly in the easterly section of the grid extending north-south through the entire Rum Claim. The Induced Polarization survey covered a forested, lightly overburdened area of Nicola volcanics adjacent to a microdiorite intrusive stock cut by numerous fault splays as indicated by the regional and local mapping. It also covered a more heavily untested overburdened and forested down slope area to the east

Current and Planned Work Program

A drill program designed to test the lode quartz vein system on the Sadim property commenced in June, 2002. The Company drilled 12 diamond drill holes on the property. The first nine holes, totaling 862 meters, tested the Sadim gold-quartz area in the southern part of the Sadim property. The 3 other drill holes, totaling 523 meters, tested the KR structure in the KR-Rum copper-gold area in the northeastern part of the Sadim property.

The 9 holes drilled in the Sadim gold-quartz area had generally low gold and silver values across narrow widths. Many of the veins tested in the program diffused into narrow, poorly mineralized quartz veins and halos at depth. The 3 holes drilled into the KR-Rum Copper-Gold area determined that KR mineralization is contained in a nearly flat-lying tabular formation. All 3 holes intersected sub-economic copper, gold and silver mineralization at a similar depth. Results of these holes were:

Hole Number	Interval	True Thickness (meters)	Copper (%)	Gold (g/t)	Silver (g/t)
02-10	94.5 – 114.3	16.8	0.19	0.07	0.97
02.11	80.8 – 89.9	6.2	0.13	0.10	0.58
02-12	100.9-106.7 and 114.3-125.0	4.9 9.0	0.10 0.06	0.03 0.02	1.06 0.40

The mineralization discovered in the Sadim gold-quartz area to date is sub-economic at current gold prices. The mineralization discovered in the KR-Rum copper gold area may be indicative of porphyry style mineralization. Further drilling will be required to test a chargeability anomaly discovered during the Company’s 2000 IP survey.

During 2002, the Company spent $182,796 on exploration at Sadim. Currently, the Company has no plans to conduct further exploration on the Sadim or Rum claims during 2003. The Company intends to keep the property in good standing for possible follow-up exploration in the future.

Quebec Diamond Exploration Properties

The Company has applied directly with the Quebec Ministry of Natural Resources for a 100% interest in 112 claims totaling approximately 5730 hectares of diamond exploration land. The claims are located in northern Quebec in the Superior Archean Craton.  The Properties do not represent producing properties and the Company’s current operations consist of an exploratory search for mineable deposits of minerals.

Property Description and How Acquired

The properties consist of 3 claim groups located in the Superior Archean Craton in northern Quebec. The properties are as follows:

Application #	Date of Application	Number of Claim Units	Area of Property	Map Sheet
19354 (TBY-1)	01/22/02	15	780 hectares	33H02
20143 (TBY-2)	01/22/02	47	2450 hectares	33A15
20143 (CD-1)	02/04/02	49	2500 hectares	33A14

All of the properties are currently under application with the Quebec Ministry of Natural Resources. The Company’s interest in the above properties is subject to Ministry approval and the final composition of the properties is subject to change due to overlapping or prior claims on the land.

The claims are to be acquired from the Province of Quebec. The Company’s incurred costs of $11,200 to file its claim applications with the Province of Quebec.

Location and Access

The properties are all located in the Superior Achean Craton in northern Quebec. The properties under application by the Company lie approximately 300 kilometers northeast of Chibougamou and between 45 and 60 kilometers Northwest of Ashton Mining’s Renard diamond exploration project.

The area of the properties is commonly known as the “Otish Mountain Region” and has very little modern development. Access is primarily by air, either via bush plane, float plane or helicopter.

Regional and Property Geology

The properties occur in the northwest trending TCZ (Temiscamie-Corvette) structural corridor within the Superior Achean Craton. The Superior Craton covers areas of Manitoba, Ontario and Quebec and has recently become the subject of intense exploration for diamonds by numerous companies. The diamonds are typically hosted within kimberlitic bodies which are either vertical pipes or horizontal dykes.

The kimberlites occur in the general area of deeply rooted crustal lineaments. Two types of crustal lineaments are interpreted for this region. The first type is a structural corridor with numerous faults. The second type is a regional break with large linear features.

To date, the Company has conducted no exploration work on the properties to date and due to the lack of historical mineral exploration in the area, little is known about specific property geology.  The property applications were made due to the properties’ proximity to the recent discovery of diamondiferous kimberlitic bodies by other mining companies within the Otish Mountain region.

Previous Exploration

Management knows of no prior exploration having been conducted on the properties.

Planned Work Program

The Company has no plans to conduct exploration on the properties during 2003. The Company has written down the value of the properties to nominal value, but currently intends to maintain the properties in good standing.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (C$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in footnotes to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.52 as of June 28, 2002.

The Company has since inception financed its activities through the distribution of equity capital.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

The Company’s auditor has issued a “going concern” opinion. The Company has incurred net losses of ($186,716) since inception. Its ability to continue as a going concern is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds of such production. For more information, consult Note 1 to the Company’s audited financial statements for the period ended December 31, 2002.

The Company has no plans to conduct exploration on either of its current properties during 2003. Currently, management is investigating mineral properties for possible acquisition. Expenditures for the remainder of 2003 are dependent upon the acquisition of new properties, but the Company anticipates having sufficient funds on hand for its search for additional properties. If additional properties are required, the Company will likely require additional funding in order to conduct exploration. The timing and nature of this future funding will be dependent upon market factors, but will likely include the sale of additional equity capital.

Results of Operations

Fiscal Year 2002 Ended December 31, 2002 versus Fiscal Year 2001 Ended December 31, 2001

The Net Loss for the year totaled ($90,595), or ($0.02) per share, compared to a Net Loss of ($67,831), or ($0.02) per share, in the prior year. The higher loss was due to higher consulting fees, the write-down of a mineral property and Property Evaluation during 2002. Consulting Fees rose to ($13,950) from ($5,150) for project management as the Company conducted an exploration program on the Sadim Property; The Write-down of Mineral Properties was ($11,199) as the Company wrote-down the value of its Quebec diamond exploration properties to nominal value as no exploration has been conducted on the properties to date; Property Evaluation was ($6,695) as management investigated new properties for possible acquisition.

During the year, the Company issued no common shares.

Fiscal Year 2001 Ended December 31, 2001 versus Fiscal Year 2000 Ended December 31, 2000.

The Net Loss for the year totaled ($67,831), or ($0.02) per share compared to a Net loss of ($28,290) or ($0.06) per share, in the prior year. The loss for 2001 versus 2000 was primarily due to higher expenses related to the Company’s Initial Public Offering and increased levels of corporate activity and property acquisition and exploration. Large changes in expenses occurred in Advertising and Promotion, which rose to ($608) from ($124) due to increased promotion related to the IPO; Consulting Fees, which increased to ($5,150) from zero as the Company incurred expenses related to property exploration; Management Fees, which rose to ($30,000) from ($18,750) as the Company was in operation for a full 12-month year in 2001 compared to 2000 when the Company began operations in May, 2000. Office Expenses rose to ($6,081) from ($430) due to the Company’s increased level of activity; Professional Fees rose to ($18,255) from ($4,466) and Transfer Agent and Regulatory Fees increased to ($7,474) from zero due to the costs related to the Company’s Initial Public Offering. Large decreases in expenses occurred in Property Evaluation Costs which fell to zero from ($4,250) in the prior year as the Company evaluated and acquired the Sadim and Rum claims in 2000 and moved to exploration of the claims during 2001.

During the twelve month period ended December 31, 2001, the Company issued 133,333 common shares at $0.075 per share for proceeds of $10,000 and completed its Initial Public Offering of 2,000,000 common shares at a price of $0.25 for gross proceeds of $500,000 less share issuance costs of ($117,657).

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of funds since incorporation has been through the issuance of its common stock and the sale of common stock options and common stock share purchase warrants.  The Company has no revenue from mining to date.

For Fiscal 2003, the Company is investigating the acquisition of additional mineral exploration properties. The Company’s current cash position is sufficient for its expected expenditures in the current year. However, management anticipates raising additional funds through the private placement of common shares at times management considers prudent in order to meet future cash needs.

The Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs or the future acquisition of projects.

Fiscal Year Ended December 31, 2002 vs. Fiscal Year Ended December 31, 2001

The Company’s Working Capital totaled $133,989 as of December 31, 2002 compared to $372,988 at December 31, 2001. Cash decreased to ($97,884) from ($377,036) due to spending on general corporate expenses and exploration at the Sadim property. Goods and Services Tax (GST) Recoverable rose to $16,198 from $8,041 due to certain taxes paid which are eligible for refund. Mining Tax Credit Receivable rose to $30,514 from zero due to the Company’s exploration on the Sadim Property which is eligible for refund under the British Columbia  Mining Tax Credit program.  Advances and Prepayment fell to zero from $35,208 as the monies advanced were expended during the year. Reclamation Bond fell to zero from $5,086 as the British Columbia Ministry of Energy and Mines released the security reclamation bond that was held for the work on the Sadim property back to the Company. Deferred Exploration Costs rose to $277,613 from $125,331 due to exploration work conducted on the Sadim property being capitalized.

Liabilities rose slightly to ($10,607) from ($7,297), with Accounts Payable and Accrued Liabilities totaling ($8,478) compared to ($4,794), and Due to Related Parties falling to ($2,129) from ($2,503). All liabilities outstanding as of December 31, 2002 are classified as current.

The Company recorded a Net Loss for the year of ($90,595). Cash used for Operating Expenses was ($78,964), with the loss being partially offset by non-cash Loss from Write-down of Mineral Properties of $11,199, change in Advances and Repayment of $35,208 and change in Accounts Payable of $3,684. Change in GST Recoverable was ($8,157) and change in Mining Tax Credit Receivable was ($30,514). Financing Activities provided zero cash during the year. Investing Activities used cash of ($160,188). Deferred Exploration Costs related to mineral property exploration conducted during the year used cash of ($152282), Acquisition of Mineral Properties of the Quebec Properties was ($11,200) and Acquisition of Capital Assets used cash of ($1,792).

Cash at the end of the year was $97,884, a decrease of ($239,152) during the year.

Fiscal Year Ended December 31, 2001 vs. Fiscal Year Ended December 31, 2000.

The Company’s Working Capital totaled $372,988 as of December 31, 2001 compared to $72,297 at December 31, 2000. The largest component in the increase was a rise in the Company’s cash position which was $337,036 on December 31, 2001 versus $68,423 at December 31, 2000. The increase in the Company’s cash position was due to the completion of its Initial Public Offering in November 2001. The Company also had GST receivable of $8,041 versus $8,904, Advances and Prepayment of certain regulatory and exploration costs of $35,208 versus zero in the prior year, and a decline in Provincial Tax Credit Receivable of zero in 2001 versus $17,599 as the Company passed through the proceeds under the tax credit program to the holders of its flow-through common shares. The Company also had a Reclamation Bond related to the exploration work at Sadim and Rum of $5,086 compared to $5,000 in the previous year with the increase due to interest earned on the Bond. Deferred Exploration costs rose to $125,331 from $101,144 as the Company capitalized exploration expenditures conducted on its mineral properties during 2001.

The Company’s liabilities at December 31, 2001 totaled ($7,297) versus ($22,716) on December 31, 2000. Changes occurred in Accounts Payable, which rose to ($4,794) from ($3,424) and Amounts Due to Related Parties of ($2,503) from ($1,693) as the Company incurred certain expenses which it had not yet paid as of December 31, 2001. Provincial Tax Credit Payable fell to zero from ($17,599) as the Company passed through the exploration tax credits received during the year to the holders of its common flow-through shares.

The Company recorded a net loss of ($67,831) for the year. Cash used for Operating Activities was ($99,457) as the Company incurred higher expenses during 2001 related to its Initial Public Offering conducted in November, 2001. The Company recorded ($24,273) in Investing Activities, with Exploration Expenditures on its mineral properties totaling ($24,187) and interest earned on the Sadim and Rum Property Reclamation Bond of ($86). Financing Activities provided $392,343 in the current period as the Company completed its Initial Public Offering during the year. Total Cash provided during the year totaled $268,613.

Variation in Operating Results

The Company is presently exploring its properties for sufficient reserves to justify production.  None of the properties are yet in production and consequently, do not produce any revenue.  As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of its properties.  The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian (C$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote 11 to the financial statements.

US GAAP Reconciliation with Canadian GAAP

Under U.S. GAAP, basic loss per share is calculated by dividing loss over the weighted average number of common shares outstanding during the year. The weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company meeting certain performance criteria. Under Canadian GAAP, the calculation of basic loss per share is similar except that escrowed shares are included in determining the weighted average number of shares outstanding.

In accordance with U.S. GAAP, costs related to acquisition and exploration activities are generally expensed, whereas under Canadian GAAP such costs are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis over proven and probable reserves, or until the properties are abandoned or sold, at which time the deferred costs are written off. As a result, acquisition and exploration costs have been expensed under US GAAP in the year such costs were incurred.

Under SFAS 109 for flow-through funding shares issued by the Company, the difference between the proceeds (restricted cash) from the shares issued as flow-through shares and the fair value of the shares issued without the flow-through feature is recorded as a liability or asset at the date the shares are sold by the Company. As the restricted cash is spent on qualified Canadian exploration expenditure, the liability or asset will be reversed to income.

Item 6.  Directors, Senior Management and Employees

Table No. 5 lists as of 4/21/2003 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada.

Table No. 5

Directors

  Date First

Name                                                                              Age                   Elected/Appointed

Christopher Dyakowski (1)	49	May 15, 2000
William Schmidt (1)	59	May 15, 2000
Ronald Husband (1)	36	March 5, 2001

(1)

Member of the Audit Committee

Table No. 6 lists, as of 4/21/2003, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens and residents of Canada.

Table No. 6

Executive Officers

                                                                                                                    Date of

Name                                           Age                  Position                     Appointment

Christopher Dyakowski	49	President	May, 2000
Sandra Morton	44	Secretary	October, 2000

Christopher Dyakowski serves as President and a Director. Mr. Dyakowski is a mining exploration geologist and consultant and has practiced in the profession since 1975 after receiving a Bachelor of Science (Geology) from the University of British Columbia in 1975. He has been a member of the Association of Professional Engineers and Geoscientists of British Columbia since 1992.  Mr. Dyakowski currently serves as President and Director of San Telmo Resources, a public company traded on the TSX Venture Exchange, and as President of Max Investments, a private investment company. Mr. Dyakowski devotes approximately 50% of his time to the Company’s affairs.

William Schmidt serves as a Director. Mr. Schmidt is a Barrister and Solictor with the firm of Hemsworth, Schmidt since 1971. He received a Bachelor of Arts Degree in 1966 and a Bachelor of Law Degree in 1969 from the University of British Columbia. He is currently an officer and director of several other public companies, including Secretary of Clifton Star Resources, Secretary of Nuequus Petroleum, Secretary and Director of Resourcexplorer Inc., and Director of San Telmo Resources, all public companies traded on the TSX Venture Exchange. Mr. Schmidt devotes approximately 5% of his time to the Company’s affairs.

Ronald Husband serves as a Director. Mr. Husband has been the President of MCG Market Catalyst Group since 1993. He received a Bachelor of Physical Education Degree in 1991 and a MBA in 1993 from the University of Calgary. Mr. Husband also serves as Secretary and a Director of Kinvara Ventures Inc., a public company traded on the TSX Venture Exchange. Mr. Husband devotes approximately 5% of his time to the Company’s affairs.

Sandra Morton serves as Corporate Secretary. Ms. Morton is an Executive Assistant with the law firm of Helmsworth, Schmidt. She also serves as Secretary to San Telmo Resources, a public company traded on the TSX Venture Exchange.  Ms. Morton devotes approximately 5% of her time to the Company’s affairs.

There are no family relationships between any two or more Directors or Executive Officers. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

COMPENSATION

The Executive Officers and Directors of the Company received compensation in the amounts shown in the following table during the last 3 fiscal years:

Table Number 7

Compensation of Officers and Directors

Annual Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Stock Options Granted

Christopher Dyakowski (1) (2) President and Director	2002 2001 2000	$30,000 $30,000 $18,750	Nil Nil Nil	$ 32,947 $ 13,149 $ 7,427	Nil Nil 259,000
Sandra Morton Corporate Secretary	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 40,000
Ronald Husband Director	2002 2001	Nil Nil	Nil Nil	Nil Nil	Nil 100,000
William Schmidt Director	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	$ 4,944 $ 28,105 $ 916	Nil Nil Nil

(1)

Christopher Dyakowski’s salary is received by Max Investments, a private investment corporation controlled by Mr. Dyakowski, for management fees.

(2)

Other Annual Compensation for Mr. Dyakowski consists of monies received for Project Management and Field Supervision fees related to mineral exploration work conducted.

(3)

Other Annual Compensation for Mr. Schmidt consists of legal fees paid to Hemsworth Schmidt, a law firm of which Mr. Schmidt serves as a partner.

The Company may grant stock options to Executive Officers and employees; refer to Item #10 "Options to Purchase Securities from Registrant or Subsidiaries".

During Fiscal 2002, ended 12/31/02 no Director and/or Executive Officer received and/or accrued compensation (cash or otherwise) in excess of US$60,000 except as listed above.

No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company for Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

Staffing

As of April 30, 2003, the Company had no full time employees and two Executive Officers.

Share Ownership

The Registrant is a publicly-owned Canadian corporation, the shares of which are owned by Canadian residents and residents of other countries. The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 8 lists, as of April 21, 2003, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 8

Shareholdings of Directors and Executive Officers

Title Of Class	Name of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent Of Class #

Common	Christopher Dyakowski (1)	824,000	14.75%
Common	William Schmidt	373,333	7.00%
Common	Ronald Husband (2)	400,000	7.37%
Common	Sandra Morton (3)	106,666	1.99%

	Total Directors/Officers	1,703,999	29.74%

(1)

259,000 of these shares represent currently exercisable share purchase options..

(2)

100,000 of these shares represent currently exercisable share purchase options.

(3)

40,000 of these shares represent currently exercisable share purchase options.

# Based on 5,326,665 shares of common stock outstanding as of 4/21/03 and currently exercisable stock options held by each beneficial holder.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly-owned corporation, the shares of which are owned by Canadian residents and residents of other countries.  The Registrant is not controlled directly or indirectly by another corporation or any foreign government, except as described below.

Table No. 9 lists, as of 4/21/03, persons and/or companies holding 5% or more beneficial interest in the Registrant's outstanding common stock.

Table No. 9

5% or Greater Shareholders

Title of Class	Name and Address Of Owner	Amount and Nature of Beneficial Ownership	Percent of Class #

Common	Christopher Dyakowski (1)	824,000	14.75%
Common	Ronald Husband (2)	400,000	7.37%
Common	William Schmidt	373,333	7.00%

(1)

259,000 of these shares represent currently exercisable share purchase options.

(2)

100,000 of these shares represent currently exercisable share purchase options.

The Company’s major shareholders have no different voting rights than any other shareholders.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Christopher Dyakowski, President and Director, controls Max Investments, a private investment company which provides management services to the Company under a management contract. During the year ended 12/31/02 the Company paid Max Investments $30,000 (2001 - $30,000; 2000 - $18,750) in management services. Max Investments also provides project management and field supervision fees to the Company on an as needed basis. During the year ended 12/31/02, the Company paid Max in the amount of $32,947 (2001 - $13,147; 2000 - $7,427) for these services.

William Schmidt, Director, is a principal of Hemsworth, Schmidt, a law firm which provides legal work to the Company. During the year ended 12/31/02, the Company paid Hemsworth, Schmidt $4,944 (2001 - $28,105; 2000 - $916) in legal fees.

Bruce Jamison, a former officer, is a principal of Rockview Place Holdings Ltd, a financial consulting company. During the year ended 12/31/02, the Company paid $nil (2001 - $1,000; 2000 – nil) to Rockview for financial consulting services.

Item 8.  Financial Information

The financial statements as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement. The Auditors’ Report of Amisano Hanson, Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Item 9.  Offer and Listing of Securities

NATURE OF TRADING MARKET

The Company's common shares trade on the TSX Venture Exchange ("TSX") in Vancouver, British Columbia, Canada under the trading symbol "TBY" and CUSIP #888840105.  The Company's common shares commenced trading on the Canadian Venture Exchange (now the TSX Venture Exchange) on November 15, 2001. The closing price of the Company’s common stock was $0.20 on April 30, 2003.

Table No. 10 lists the volume of trading and high, low and closing sales prices on the CDNX for shares of the Company's common stock for the most recent 6 months, the last three fiscal quarters and the last fiscal year since the commencement of trading.

Table No. 10

TSX Venture Exchange Stock Trading Activity

                                                                                    - Sales -

  Period                                                                    Canadian Dollars

  Ended                                                      High                Low          Closing

April 2003	$0.20	$0.20	$0.20
March 2003	$0.25	$0.20	$0.20
February 2003	$0.30	$0.20	$0.27
January 2003	$0.24	$0.19	$0.20
December 2002	$0.25	$0.10	$0.25
November 2002	$0.14	$0.12	$0.12

Three Months Ended 3/30/03	$0.30	$0.20	$0.20
Three Months Ended 12/31/02	$0.25	$0.10	$0.25

Three Months Ended 9/30/02	$0.20	$0.14	$0.14
Three Months Ended 6/30/02	$0.22	$0.17	$0.17
Three Months Ended 3/31/01	$0.26	$0.18	$0.18
Three Months Ended 12/31/01	$0.30	$0.23	$0.26

Fiscal Year Ended 12/31/02	$0.26	$0.10	$0.25
Fiscal Year Ended 12/31/01	$0.30	$0.23	$0.26

As of April 30, 2002, the Company has no common stock purchase warrants outstanding.

Debt Securities to be Registered.  Not applicable.

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

The TSX Venture Exchange

The TSX Venture Exchange (“CDNX”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The CDNX currently operates as a complementary but independent exchange from its parent.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The CDNX is a venture market as compared to the Toronto Stock Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The CDNX currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the CDNX is located in Calgary and the operations office is located in Vancouver.

The CDNX is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors. CDNX policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”) which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to  marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.

The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues CDNX notices to inform the public of halts, suspensions, delists and other enforcement actions.  All CDNX notices can be found on the TSE/TSX website at www.tse.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and  implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations

Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX Venture Exchange. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement

Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research

The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.

Shareholder Information

The Registrant's common stock is issued in registered form and the following information is from the Registrant's registrar and transfer agent, Pacific Corporate Trust Company, in Vancouver, British Columbia.

On 5/06/02, the shareholders' list for the Company's common shares showed 14 registered shareholders and 5,326,665 shares issued and outstanding. Refer to discussion below regarding holders of record of the Company's warrants

The Registrant has researched the indirect holdings by depositories and other financial institutions and believes it has in excess of 100 shareholders of its common stock.

The Company has no registered shareholders resident in the United States.

As of 5/06/02, the Company was aware of one holder of its Share Purchase Warrants, none of which were located in the United States.  These warrants were issued in conjunction with its Initial Public Offering and are non-transferable.

The Registrant is unaware of any active market in the United States for its common shares or warrants.  The Registrant's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

The Registrant has not declared any dividends since inception and does not anticipate that it will do so in the foreseeable future.  The present policy of the Registrant is to retain future earnings for use in its operations and the expansion of its business.

LEGAL PROCEEDINGS

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Item 10.  Additional Information

A. Share Capital

The authorized capital of the Company is 20,000,000 common shares. As of 12/31/02, the end of the Company's last fiscal year, 5,326,665 common shares were outstanding.

The Company has financed its activities through the sale of equity capital. The timing of such sales was dependent on the requirements of the Company and the economic climate.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.

The most recent financings are described in the following paragraphs.

On November 15, 2001, the Company completed its Initial Public Offering by selling 2,000,000 common shares at a price of $0.25 per share. Agency Warrants were granted to the selling agent in the amount of 500,000 non-transferable share purchase warrants which grant the holder the right to purchase one share of common stock at a price of $0.25 per share until November 15, 2002.

Escrowed Shares

Pursuant to an Escrow Agreement dated March 22, 2001, 1,826,665 Common Shares of the Company issued to the principal shareholders prior to the initial public offering of the Company in Canada were deposited with Pacific Corporate Trust Company of Canada as escrow agent.

The restrictions contained in the Escrow Agreement provide that the Escrowed Shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Issuer, its transfer agent, or escrow holder make any transfer or record any trading of the Escrowed Shares without the consent of the Executive Director of the British Columbia Securities Commission (“BCSC”), or, while the common shares are listed on the TSX Venture Exchange (“the Exchange”), without the consent of the Exchange.

The Escrow agreement, as prescribed by the Exchange, restricts the sale, assignment, hypothication and transfer of all escrowed shares without the prior written consent of the Exchange. Exchange Policy 2.4 states that the Exchange will generally only allow the transfer of escrowed shares to incoming principals of the Company. In the event of a bankruptcy or death of an escrow shareholder, the escrow agent may, with written notification to the Exchange, transmit such holders’ escrowed shares to the trustee in bankruptcy, executor, administrator or such other person as is legally entitled to become the registered owner of such shares. Escrowed shares which are transferred to a trustee in bankruptcy will remain in escrow subject to the applicable escrow agreement. Escrowed shares transferred upon death will be released from escrow to the applicable legal representative unless the Exchange objects to the transfer.

Escrowed shares may be released from escrow on the basis of 10% following the receipt of final notice from the Exchange that the Company has completed requirements for listing and 15% every six months after the initial release so that all escrowed shares will have been released three years after the completion of the listing.

Flow-Through Shares

Proceeds from the sale of Flow-Through common shares are used to fund mineral exploration work that may qualify for the British Columbia Mining Exploration Tax Credit (“METC”). Effective August 1, 1998, expenditures made by eligible individuals and corporations conducting grassroots mineral exploration in British Columbia may qualify for the METC. The METC is a credit of 20% of the amount by which total qualified mining exploration expenses are incurred by the taxpayer in the taxation year.

Qualified Mining Exploration Expenses are defined as any expense (before deducting any assistance) incurred by a taxpayer after July 31, 1998 and before August 1, 2003 for the purpose of determining the existence, location, extent or quality of a mineral resource in British Columbia, other than an excluded expense. Such qualified expenses may include costs incurred in:

a)

Prospecting

b)

Carrying out geological, geophysical or geochemical surveys

c)

Drilling by rotary, diamond, percussion or other methods

d)

Trenching, digging test pits and preliminary sampling

In order to apply for the METC, the taxpayer must be subject to British Columbia Income Tax for the taxation year in which the credit is being claimed. An individual must have resided in British Columbia on the last day of the taxation year to be eligible to apply for the credit. A corporation must have maintained a permanent establishment in British Columbia at any time in the taxation year in order to be eligible to apply for the METC.

Common shares of exploration companies which are issued under the METC program are known as “Flow-Through” shares. During 2001, the Company issued 1,163,333 Flow-Through common shares for proceeds of $99,750. Under the sale, it is the Company’s intention to distribute any proceeds received under the METC program to the purchasers of the Flow-Through shares. To date, the Company has received $17,599 under the METC and distributed the money to the Flow-Through shareholders.

Stock Options

Incentive Stock Options to purchase securities from Registrant are granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

Under the stock option program, incentive stock options for up to 10% of the number of issued and outstanding shares of common stock may be granted from time to time, provided that incentive stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock.  No incentive stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each incentive stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all incentive stock options granted under the stock option program must be at least equal to the fair market value of such shares of common stock on the date of grant, and the maximum term of each incentive stock option may not exceed five years.

The exercise prices for incentive stock options were determined in accordance with British Columbia Securities Commission guidelines and reflect the average closing price of the Company's common stock for the ten trading days on the TSX Venture Exchange immediately preceding the day on which the Directors granted and publicly announced the incentive stock options.

The names and titles of the Directors and Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 12 as of 4/21/03, as well as the number of options granted to Directors and all employees as a group.  The exercise price of the options is stated in Canadian Dollars.

Table No. 12

Stock Options Outstanding

                                                                              Number of Shares       Exer.         Expiration

Name                                                                     of Common Stock      Price           Date

Christopher Dyakowski	259,000	$0.25	Sep 12/03
Ronald Husband	100,000	$0.25	Sep 12/03
William Schmidt	Nil
Sandra Morton	40,000	$0.25	Sep 12/03
Total Officers/Directors (4 persons)	399,000
Total Employees/Consultants (0 persons)	Nil
Total Officers/Directors/ Employees/Consultants	399,000

Memorandum and Articles of Association

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under the Company’s articles of association and bylaws a director is not allowed to vote on any contract or transaction in which the director is in any way directly or indirectly interested. .

The Company’s articles of association and bylaws do not allow directors, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. No business, other than the election of a chairman and the adjournment or termination of the meeting, shall be conducted at any meeting where a quorum is not present.

Part 6 of the Company’s bylaws address the borrowing powers of the directors. The borrowing powers are summarized as follows:

The Directors may, from time to time on behalf of the Company:

a.

borrow money in such manner and amount, on such security from such sources and upon such terms and conditions as they think fit;

b.

authorize the issue of debentures, bonds or other debt instruments outright or as security for any liability or obligation

There are no age limit requirements pertaining to the retirement or non-retirement of directors.

A director need not be a shareholder of the Company, although a director must not be:

a.

under eighteen years of age;

b.

Found to be incapable of managing his own affairs by reason of mental infirmity;

c.

A corporation;

d.

An undischarged bankruptcy;

e.

Unless the Supreme Court of British Columbia orders otherwise, convicted within or without the Province of British Columbia of an offence in connection with the promotion, formation or management of a corporation or involving fraud.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The Company may by ordinary resolution of its members alter its Memorandum to increase the authorized capital of the Company by:

a.

creating shares with par value or shares without par value, or both;

b.

increasing the number of shares with par value or without par value;

c.

increasing the par value of a class of shares with par value, if no shares of that class are issued;

d.

creating shares of different classes with special rights or restrictions.

The Company may by special resolution of the directors purchase or otherwise acquire any of its shares if the Company is not insolvent whether a proposed purchase of shares is not to be made through a stock exchange the Company shall make its offer to purchase pro rata to every member who holds shares of the class or kind to be purchased unless the Company is purchasing shares from a dissenting member pursuant to the Company Act..

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The conditions governing the manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission are described in Part 8 of the Company’s bylaws.  These conditions are summarized as follows:

Annual Meeting. An annual general meeting shall be held once in every calendar year at such time and place as determined by the Directors, but not more than 13 months after the holding of the last preceding annual general meeting.

Extraordinary General Meetings. The Directors may convene an extraordinary general meeting whenever they see fit.

Every member who is present in person shall have one vote and every member shall have one vote for which he is the registered holder either in person or by proxy. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

There are no limitations on the rights to own securities.

There are no provisions of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

AFFECTING SECURITY HOLDERS

There are no governmental laws, decrees or regulations in Canada relating restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares.  Any remittance of dividends to United States residents are; however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the common shares of the Company) pursuant to Article X of the reciprocal treaty between Canada and the United States.

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of Ontario or in the Articles of Incorporation of the Company on the right of foreigners to hold or vote the common shares of the Company.

The Investment Canada Act (the "ICA"), which became effective on 6/30/85, regulates the acquisition by non-Canadians of control of a Canadian business enterprise.  In effect, the ICA required review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value.  Review and approval are also required for the acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA.  An acquisition of less than one- third of the voting shares of a corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In 1988, the ICA was amended pursuant to the Free Trade Agreement dated 1/2/88 between Canada and the United States to relax the restriction of the ICA.  As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by U.S. investors and other foreign investors acquiring control of a Canadian business from U.S. investors has been raised from $5 million to $150 million of gross assets, and indirect acquisitions are not reviewable.

In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.

TAXATION

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Revenue Canada, Taxation.  This summary does not take into account provincial income tax consequences.

The Company urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

If a non-resident were to dispose of common stock of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common stock sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

Under the Tax Act, a gain from the sales of common stock by a non-resident will not be subject to Canadian tax, provided the shareholder (and/or persons who do not deal at arm’s length with the shareholder) have not held a “substantial interest” in the Company (25% or more of the shares of any class of the Company’s stock) at any time in the five years preceding the disposition.  Generally, the Tax Convention will exempt from Canadian taxation any capital gain realized by the resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

Dividend.  In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder.  By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 10% in the case of certain corporate shareholders owning at least 10% of the Company’s voting shares).  In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend.  Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends.

Where a holder disposes of common stock to the Company (unless the Company acquired the common stock in the open market in the manner in which shares would normally be purchased by any member of the public) will result in a deemed dividend to the U.S. holder equal to the amount by which the consideration paid by the Company exceeds the paid-up capital of such stock, the amount of such dividend will be subject to withholding tax as described above.

Capital Gains

A non-resident of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents “taxable Canadian property” to the holder thereof.  A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he/she did not deal at arm’s length owned 25% or more of the issued shares of any class or series of the Company.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Canada-United States Income Tax Convention 1980) (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The Company urges Holders and prospective holders of common shares of the Company to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific. The Company urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income..

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1296 of the Code, depending upon the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. Shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value or, if the Company is a controlled foreign corporation or makes an election, by adjusted tax basis, of its assets that produce or are held for the production of “passive income”, is 50% or more.

A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. Federal income taxation under one of two alternative tax regimes at the election of each such U.S. shareholder.  The following is a discussion of such two alternative tax regimes applied to such U.S. shareholders of the Company.

A U.S. shareholder who elects in a timely manner to treat the Company as a Qualified Electing Fund (“QEF”), as defined in the Code (an “Electing U.S. Shareholder”), will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro-rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital, (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred taxes.  If the Electing U.S. Shareholder is not a corporation, such an interest charge would be treated generally as “personal interest” that can be deducted only when it is paid or accrued an is only 10% deductible in taxable years beginning in 1990 and not deductible at all in taxable years beginning after 1990.

The procedures a U.S. Shareholder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Shareholder’s holding period in which the Company is a PFIC.  If the U.S. Shareholder makes a QEF election in such first year, i.e. a timely QEF election, then the U.S. Shareholder may make the QEF election by simply filing the appropriate documentation at the time the U.S. Shareholder files its tax return for such first year.  If, however, the Company qualified as a PFIC in a prior year during such shareholder’s holding period, then in addition to filing documents, the U.S. Shareholder must elect to recognize (i) (under the rules of Section 1291 discussed below), any gain that he would otherwise recognize if the U.S. Shareholder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation, and such shareholder so elects, his/her allocable portion of the Company’s post-1986 earnings and profits.

When a timely QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal code rules will apply.  It is unclear whether a new QEF election is necessary if the Company thereafter re-qualifies as a PFIC.  U.S. Shareholders should seriously consider making a new QEF election under those circumstances.

If a U.S. Shareholder does not make a timely QEF election in the year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a “Non-resident U.S. shareholder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on disposition (or deemed to be realized by reason by of a pledge) of his/her common shares and (ii) certain “excess contributions”, as specially defined, by the Company.

Non-electing U.S. shareholders generally would be required to pro-rata all gains realized on the disposition of his/her common shares and all excess distributions over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the Company during such U.S. Shareholder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such tax liability had been due with respect to each such prior year.  A Non-electing U.S. Shareholder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is partially or wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC.  A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC whether or not it is treated as a QEF.  For example under Section 1297(b)(6) of the Code, a U.S. shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative ruling and court decisions, all of which are subject to change.  Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance  any of these proposed regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. persons who are shareholders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of (“United States Shareholder”) the Company, could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of “Subpart F income” (as specially defined by the Code) of the Company and the Company’s earnings invested in U.S. property and earnings invested “excess passive assets” (as specifically defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of common shares of the Company by a U.S. person who is or was a United States shareholder (as defined in the Code) at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F., and because it is not clear that the Company is a controlled foreign corporation, a more detailed review of these rules is outside of the scope of this discussion.

Statement by Experts

The Company’s auditor for the fiscal year ended December 31, 2002 is Amisano Hanson, Chartered Accountants, 750 West Pender Street, Suite 604, Vancouver, British Columbia, Canada, V6C 3T7. Their audit reports for the year ended December 31, 2002 is included with the related financial statements in the Registration Statement with their consent filed as an exhibit. The Company’s auditor for Fiscal years 2001 and 2000 ended December 31 was J.A. Minni & Associates Inc., Certified General Accountant, of Suite 1104 West Pender Street, Vancouver, British Columbia, Canada V6C 2T8. Their consent is filed as an exhibit.

Item 11.  Disclosures about Market Risk

Not Applicable

Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and

Use of Proceeds

Not Applicable

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Amisano Hanson, Chartered Accountants, is included herein immediately preceding the financial statements and schedules. The audit report of J.A. Minni & Associates Inc., Certified General Accountant, for its audits of the fiscal years ended December 31, 2001 and 2000, is included herein immediately preceding the financial statements and schedules.

Audited Financial Statements for Fiscal 2002, 2001 and Fiscal 2000

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement.  The report of Amisano Hanson, Chartered Accountants, and J.A. Minni & Associates, Certified General Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor's Report, dated March 4, 2003

Auditor’s Report, dated April 16, 2002

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting

   Difference, dated March 4, 2003

Balance Sheets at December 31, 2002, December 31, 2001, December 31, 2000.

Consolidated Statements of Operations and Deficit for the years ended December 31, 2002, 2001 and 2000 and Cumulative, inception to December 31, 2002

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000, and Cumulative, inception to December 31, 2002.

Notes to Consolidated Financial Statements

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS (CONT.)

Exhibits: (all previously filed)

1. Certificate of Incorporation, Certificates of Name Change Articles of Incorporation and By-Laws
2. Instruments defining the rights of holders of the securities being registered

3. Voting Trust Agreements – N/A

4. Material Contracts

A.

Purchase Agreement between Toby Ventures and Harlow Ventures dated August 22, 2000.

B.

Contract for Services between Toby Ventures and Max Investments dated May 15, 2000.

C.

Option Agreements between Toby Ventures and Officers and/or Directors Christopher Dyakowski, Ronald Husband and Sandra Morton.

D.

Escrow Agreement between Toby Ventures, Pacific Corporate Trust Company and Officers/Directors.

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of subsidiaries – N/A

9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10. Other Documents

Prospectus for the Initial Public Offering of Toby Ventures dated September 12, 2001.

Information Circular Dated May 6, 2002 (previously filed)

Notice of Annual and Extra-Ordinary General Meeting of Shareholders dated May 6, 2002. (previously filed)

Instrument of Proxy for the Annual and Extra-Ordinary General Meeting of Shareholders (previously filed)

Auditors Consent

Signature Page

TOBY VENTURES INC.

(An Exploration Stage Company)

REPORT AND FINANCIAL STATEMENTS

December 31, 2002 and 2001

(Stated in Canadian Dollars)

AUDITOR’S REPORT

To the Directors,

Toby Ventures Inc.

We have audited the balance sheet of Toby Ventures Inc. as at December 31, 2002 and the statements of loss and deficit, cash flows, shareholders’ equity and deferred exploration costs for the year ended December 31, 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States of America generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements presents fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the years ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.  As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

The financial statements as at December 31, 2001 and for the year ended December 31, 2001 and for the period May 15, 2000 (Date of Incorporation) to December 31, 2000 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 16, 2002.

Vancouver, Canada	“AMISANO HANSON”
March 4, 2003	Chartered Accountants

COMMENTS BY AUDITORS FOR U. S. READERS ON CANADA-U.S REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that realization of assts and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements, the Company has incurred substantial losses from operations which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated March 4, 2003 is expressed in accordance with Canadian reporting standards, which to not permit a reference to such uncertainty in the Auditors’ Report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	“AMISANO HANSON”
March 4, 2003	Chartered Accountants

J. A. MINNI & ASSOCIATES INC.

SUITE 1104-750 WEST PENDER STREET

CERTIFIED GENERAL ACCOUNTANT

VANCOUVER, BRITISH COLUMBIA

CANADA V6C 2T8

Jerry A. Minni, C.G.A. *

Geoffrey S. V. Pang, C.G.A., FCCA **

TELEPHONE:  (604)683-0343

FAX:  (604)683-4499

*   Incorporated Professional

** Associate

    TELEPHONE:(604)683-0343

                                                              FAX:(604)683-4499

AUDITOR’S REPORT

To the Shareholders,

Toby Ventures Inc.

I have audited the balance sheets of Toby Ventures Inc. as at December 31, 2001 and 2000 and the statements of deferred exploration costs, loss, deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  My responsibility is to express an opinion on these financial statements based on my audit.

With respect to the financial statements I conducted my audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards.  Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and changes in its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, I report that, in my opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of generally accepted accounting principles in the United States would have affected the Company’s financial position and results of operation to the extent summarized in Note 11 to these financial statements.

“J.A. Minni & Associates Inc”

CERTIFIED GENERAL ACCOUNTANT

Vancouver, BC

April 16, 2002

COMMENTS FOR U. S. READERS ON CANADA-UNITED STATES

REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  My report to the shareholders dated April 16, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

“J.A. Minni & Associates Inc”

CERTIFIED GENERAL ACCOUNTANT

Vancouver, BC

April 16, 2003

TOBY VENTURES INC.

(An Exploration Stage Company)

BALANCE SHEETS

December 31, 2002 and 2001

(Stated in Canadian Dollars)

ASSETS	2002	2001
Current
Cash	$ 97,884	$ 377,036
GST recoverable	16,198	8,041
Mining tax credit receivable	30,514	-
Advances and prepayment	-	35,208
	144,596	380,285
Reclamation bond – Note 3	-	5,086
Capital assets, at cost net of accumulated amortization of $1,302 (2001: $718)	2,262	1,055
Mineral properties – Note 4	20,013	20,012
Deferred exploration costs – Note 4	277,613	125,331
	$ 444,484	$ 531,769

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 8,478	$ 4,794
Due to related parties – Note 6	2,129	2,503
	10,607	7,297

SHAREHOLDERS’ EQUITY
Share Capital – Note 5	620,593	620,593

Deficit accumulated during the exploration stage	(186,716)	(96,121)
	433,877	524,472
	$ 444,484	$ 531,769

Nature and Continuance of Operations – Note 1

Commitments – Notes 4 and 5

APPROVED BY THE DIRECTORS:

“Christopher Dyakowski”	“William E. Schmidt”
, Director	, Director

SEE ACCOMPANYING NOTES

TOBY VENTURES INC.

(An Exploration Stage Company)

STATEMENTS OF LOSS AND DEFICIT

for the years ended December 31, 2002 and 2001

and for the period from May 15, 2000 (Date of Incorporation) to December 31, 2000

(Stated in Canadian Dollars)

	Years ended December 31, 2002 2001		May 15, 2000 (Date of Incor- poration) to December 31, 2000
Revenue
Interest	$ 169	$ 254	$ 87

Expenses
Advertising and promotion	713	608	124
Amortization	585	452	266
Consulting fees – Note 7	13,950	5,150	-
Interest and bank charges	3	65	84
Management fees – Note 7	30,000	30,000	18,750
Office	4,682	6,081	430
Professional fees – Note 7	15,409	18,255	4,466
Property evaluation	6,695	-	4,250
Transfer agent and regulatory fees	7,528	7,474	-
	79,565	68,085	28,377

Loss before other item	(79,396)	(67,831)	(28,290)
Other item:
Loss from write-down of mineral properties	(11,199)	-	-

Net loss for the period	(90,595)	(67,831)	(28,290)

Deficit, end of period	$ (186,716)	$ (96,121)	$ (28,290)

Basic and diluted loss per share	$ (0.02)	$ (0.02)	$ (0.06)

Weighted average number of shares outstanding	5,326,666	3,541,826	472,059

TOBY VENTURES INC.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended December 31, 2002 and 2001

and for the period from May 15, 2000 (Date of Incorporation) to December 31, 2000

 (Stated in Canadian Dollars)

	Years ended December 31, 2002 2001		May 15, 2000 (Date of Incor- poration) to December 31, 2000
Operating Activities
Net loss for the period	$ (90,595)	$ (67,831)	$ (28,290)
Add (deduct) items not involving cash:
Amortization	585	452	266
Loss from write-down of mineral properties	11,199	-	-
Changes in non-cash working capital items:
GST recoverable	(8,157)	950	(8,991)
Mining tax credit receivable	(30,514)	17,599	(17,599)
Advances and repayment	35,208	(35,208)	-
Accounts payable and accrued liability	3,684	1,370	3,424
Due to related parties	(374)	810	1,693
Mining tax credit payable	-	(17,599)	17,599
	(78,964)	(99,457)	(31,898)
Financing Activity
Issue of shares for cash (net)	-	392,343	228,250

Investing Activities
Deferred exploration costs	(152,282)	(24,187)	(101,144)
Acquisition of mineral properties	(11,200)	-	(20,012)
Acquisition of capital assets	(1,792)	-	(1,773)
Reclamation bond	5,086	(86)	(5,000)
	(160,188)	(24,273)	(127,929)
Increase (decrease) in cash during the period	(239,152)	268,613	68,423

Cash beginning of the period	337,036	68,423	-

Cash, end of the period	$ 97,884	$ 337,036	$ 68,423
Supplemental disclosure of cash flow information
Cash paid for:
Interest	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -

TOBY VENTURES INC.

(An Exploration Stage Company)

STATEMENT OF SHAREHOLDERS’ EQUITY

For the periods ended December 31, 2000 to 2002

(Stated in Canadian Dollars)

	Common Stock		Deficit Accumulated During the Exploration
	Shares	Amount	Stage	Total
Issuance of shares for cash:
- pursuant to a prospectus – at $0.01	750,000	$ 7,500	$ -	$ 7,500
- pursuant to a prospectus – at $0.075	943,332	70,750	-	70,750
- pursuant to a prospectus – at $0.10	1,500,000	150,000	-	150,000
Net loss for the period ended December 31, 2000	-	-	(28,290)	(28,290)

Balance, December 31, 2000	3,193,332	228,250	(28,290)	199,960
Issuance of shares for cash:
- pursuant to a private placement – at $0.075	133,333	10,000	-	10,000
- pursuant to a prospectus – at $0.25	2,000,000	500,000	-	500,000
Share issuance costs	-	(117,657)	-	(117,657)
Net loss for the year ended December 31, 2001	-	-	(67,831)	(67,831)

Balance, December 31, 2001	5,326,665	620,593	(96,121)	524,472
Net loss for the year ended December 31, 2002	-	-	(90,595)	(90,595)

Balance, December 31, 2002	5,326,665	$ 620,593	$(186,716)	$ 433,877

TOBY VENTURES INC.

(An Exploration Stage Company)

STATEMENTS OF DEFERRED EXPLORATION COSTS

For the years ended December 31, 2002 and 2001

(Stated in Canadian Dollars)

Sadim Property	2002	2001
Assays	$ 3,132	$ -
Camp and supplies	1,539	3,950
Drilling	93,865	-
Geological and geophysical surveys – Note 7	1,066	5,300
Project management and field supervision fees – Note 7	39,574	6,627
Reports filing and field work	30,204	4,520
Transport and accommodation – Note 7	13,416	3,790

Deferred exploration cost, for the year	182,796	24,187

Mining tax credit receivable	(30,514)	-
	152,282	24,187

Deferred exploration costs, beginning of the year	125,331	101,144

Deferred exploration costs, end of the year	$ 277,613	$ 125,331

TOBY VENTURES INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2002 and 2001

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company is in the exploration stage and is publicly traded on the TSX Venture Exchange.  At December 31, 2002, the Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties are dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis.  The Company has accumulated losses of $186,716 since inception.  Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated under the Company Act of British Columbia.

Note 2

Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and, except as described in Note 9, conform in all material respects with accounting principles generally accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Mineral Properties and Deferred Exploration Costs

Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit of production basis.

Exploration costs relating to mineral properties are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off.

#

Note 2

Summary of Significant Accounting Policies – (cont’d)

(a)

Mineral Properties and Deferred Exploration Costs – (cont’d)

The mineral properties and deferred exploration costs are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition.  The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

The amounts shown as mineral properties and deferred exploration costs represent unamortized costs to date and do not necessarily reflect present or future values.

(b)

Exploration Stage Company

The Securities and Exchange Commission’s Exchange Act Guide 7 “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” requires that mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with Financial Accounting Standard Board Statement No. 7, if applicable.  Accordingly, the Company has not been referred to as being a development stage company.

(c)

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which to not contribute to current or future revenue generation, are expensed.  Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then know facts.

(d)

Capital Assets and Amortization

Capital assets are recorded at cost.  The Company provides for amortization of computer and office equipment using the declining balance method at a rate of 30% per annum.  One-half of the amortization rate is taken on capital assets acquired during the year.

#

Note 2

Summary of Significant Accounting Policies – (cont’d)

(e)

Basic and Diluted Loss Per Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  Due to the losses, potentially dilutive securities ere excluded from the calculation of diluted LPS, as they were anti-dilutive.  Therefore, there is no difference in the calculation of basic and diluted LPS.

(f)

Fair Value of Financial Instruments

The carrying value of cash, GST recoverable, mining tax credit receivable, advances and prepayment, accounts payable and accrued liabilities and due to related parties approximate fair value because of the short-term maturity of these instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(g)

Stock-based Compensation Plan

The Company has a stock-based compensation plan as disclosed in Note 5, whereby stock options are granted in accordance with the policies of regulatory authorities.  The Company applies the “settlement method” of accounting for stock-based compensation awards.  No compensation expense is recognized for those options when issued to employees and directors.  Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation.  These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002.

#

Note 2

Summary of Significant Accounting Policies – (cont’d)

(h)

Income Taxes

The Company has adopted the asset and liability method of accounting for income taxes, following new standards recommended by the Canadian Institute of Chartered Accountants (“CICA”).  The effect of adopting the standards was not considered significant and did not impact amounts reported in prior years.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

(i)

Mining Tax Credits

Mining tax credits are recorded in the accounts when there is reasonable assurance that the Company has complied with, and will continue to comply with, all conditions needed to obtain the credits.  These non-repayable mining tax credits are earned in respect to exploration costs incurred in British Columbia, Canada and are recorded as a reduction of the related deferred exploration expenditures.

(j)

General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

Note 3

Reclamation bond

The term deposit of $5,000 which was being held as a security reclamation bond for work being done on the Sadim Property was released by the Ministry of Energy and Mines during the year ended December 31, 2002.

Note 4

Mineral Properties

	2002	2001
Property Costs
Sadim Property	$ 20,012	$ 20,012
Quebec Mining Units	1	-

	$ 20,013	$ 20,012
Deferred Exploration Costs
Sadim Property	$ 277,613	$ 125,331

#

Note 4

Mineral Properties – (cont’d)

Sadim Property

Pursuant to an agreement dated August 22, 2000, the Company was granted an option to acquire a 100% undivided interest in four mineral claims (Sadim 1, 2, 3, and 4) located in the Similkameen Mining Division, in the Province of British Columbia.  The claims are subject to a 3% net smelter return royalty.  As consideration, the Company paid $17,000.  The Company abandoned the Sadim 2 mineral claim and subsequently restaked it as “Rum”, consisting of twelve units, at a cost of $2,472.

Quebec Mining Units

The Company has applied for and obtained 112 claims units comprising of 5,730 hectares located in Northern Quebec.  The application costs involved amount to $11,200.  During the year, management has written down the cost of these claims to a nominal value of $1.

Note 5

Share Capital

a)

Authorized:

20,000,000 common shares without par value

b)

Shares Held In Escrow

At December 31, 2002, 1,096,000 common shares are held in escrow by the Company’s transfer agent.  These shares are released at a rate of 15% every six months after the initial release so that all escrowed shares will have been released three years after completion of the initial listing on the TSX Venture Exchange.

c)

Commitments:

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options.  These options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grant.

#

Note 5

Share Capital – (cont’d)

c)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

A summary of the status of the stock option plan as of December 31, and changes during the years then ended is presented below:

	2002		2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding and exercisable at Beginning and end of year	399,000	$0.25	399,000	$0.25

At December 31, 2002, there are 399,000 directors and officers of the Company  share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.25 per share expiring September 12, 2003.

Note 6

Due to related parties

The amount due to related parties is non-interest bearing, unsecured, with no fixed terms of repayment.

Note 7

Related Party Transactions

The Company incurred the following charges with directors and officers of the Company and companies with common directors:

	2002	2001	2000
Consulting fees	$ -	$ 1,000	$ -
Geological and geophysical surveys	-	800	-
Management fees	30,000	30,000	18,750
Professional fees – expense	4,944	8,072	-
- share issuance costs	-	20,033	-
Project management and field supervision fees	32,947	6,627	13,147
Transportation and accommodation	3,600	-	-
	$ 71,491	$ 66,532	$ 32,813

These charged were measured by the exchange amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

#

Note 8

Corporate tax losses carry forwards

At December 31, 2002, the Company has accumulated non-capital losses totalling $172,791 which may be applied against future years taxable income.  These losses expire as follows:

2007	$ 27,262
2008	67,075
2009	78,454

$ 172,791

At December 31, 2002, the Company also has incurred Canadian exploration and development expenses of $323,000 which may be applied against certain future taxable income at various rates per year.

The potential tax benefit of these losses and expenses, if any, has not been recorded in these financial statements.

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2002	2001
Future income tax assets
Non-capital losses	$ 69,116	$ 37,735
Exploration and development expenses	129,200	11,768
	198,316	49,503
Less: Valuation allowance	(198,316)	(49,503)
	$ -	$ -

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is not more-likely-than-not that sufficient taxable income will be realized during the carry-forward periods to utilize all the future tax assets.

#

Note 9

Differences Between Canadian and United States Accounting Principles

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America.

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

(a)

Resource Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada (“Canadian GAAP”) resource property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under accounting principles generally accepted in the US (“US GAAP”) resource property acquisition and exploration costs must be expensed as incurred.  Therefore an additional expense is required under US GAAP.

(b)

Basic and Diluted Loss Per Share

Under Canadian GAAP, escrowed common shares are included in the calculation of loss per share.  Under US GAAP, escrowed common shares are excluded in the calculation of loss per share.  As at December 31, 2002, escrowed common shares of 1,096,000 (2001:  1,644,000;  2000:  1,693,332) have been excluded for reporting basic and diluted loss per share on a US GAAP basis.

(c)

Stock-based Compensation

The Company measures compensation expense relating to employee stock option plans for US GAAP purposes using the intrinsic value method specified by APB Opinion No. 25, which in the Company’s circumstances would not be materially different from compensation expense as determined under Canadian GAAP.

#

Note 9

Differences Between Canadian and United States Accounting Principles – (cont’d)

(d)

The impact of the above on the financial statements is as follows:

	2002	2001	2000
Net loss for the period per Canadian GAAP	$ (90,595)	$ (67,831)	$ (28,290)
Resource property acquisition	(1)	-	(20,012)
Deferred exploration costs on unproved Properties	( 152,282	(24,187)	(101,144)
Net loss for the period per US GAAP	$ (242,878)	$ (92,018)	$ (149,446)

Basic and diluted loss per share per US GAAP	$ (0.06)	$ (0.05)	$ (0.67)

Weighted average number of shares Outstanding per US GAAP	3,871,839	1,853,089	221,740

Balance Sheets

Total assets per Canadian GAAP	$ 444,484	$ 531,769
Mineral properties	(20,013)	(20,012)
Deferred exploration costs on unproved Properties	(277,613)	(125,331)
Total assets per US GAAP	$ 146,858	$ 386,426

Total liabilities per Canadian and US GAAP	$ 10,607	$ 7,297

Shareholders’ Equity

Deficit, end of year, per Canadian GAAP	$ (186,716)	$ (96,121)	$ (28,290)
Mineral properties	(20,013)	(20,012)	(20,012)
Deferred exploration costs on unproved Properties	(277,613)	(125,331)	(101,144)
Deficit, end of the year, per US GAAP	( 484, 342)	(241,464)	(149,446)
Share capital per Canadian and US GAAP	620,593	620,593	228,250
	$ 136,251	$ 379,129	$ 78,804

#

Note 9

Differences Between Canadian and United States Accounting Principles – (cont’d)

(d)

The impact of the above on the financial statements is as follows: – (cont’d)

Cash Flows	2002	2001	2000

Cash flows used in operating activities per Canadian GAAP	$ (78,964)	$ (99,457)	$ (31,898)
Mineral properties acquisition costs	(11,200)	-	(20,012)
Exploration expenses incurred	(152,282)	(24,187)	(101,144)

Cash flows used in operating activities per US GAAP	(242,446)	(123,644)	(153,054)

Cash flows from financing activities per Canadian and US GAAP	-	392,343	228,250

Cash flows used in investing activities per Canadian GAAP	(160,188)	(24,273)	(127,929)
Mineral properties acquisition costs	11,200	-	20,012
Exploration expenditures incurred	152,282	24,187	101,144
Cash flows used in investing activities per US GAAP	(3,294)	(86)	( 6 ,773)

Increase (decrease) in cash per US GAAP	$ (239,152)	$ 268,613	$ 68,423

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Toby Ventures Inc.

Registrant

Dated June 13, 2003                    Signed: /s/ Christopher Dyakowski,

                                                                           Director

#